UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

National American University Holdings, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
63245Q105
(CUSIP Number)
Robert D. Buckingham
5311 Carriage Hills Drive, Rapid City, SD 57702
Telephone: (605) 721-5220

With a copy to:
Mark Williamson, Esq.
Gray Plant Mooty
500 IDS Center
Minneapolis, MN 55402
Telephone: (612) 632-3379
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 9, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63245Q105

1	NAMES OF REPORTING PERSONS Robert D. Buckingham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		14,313,904 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,313,904 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,313,904 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* See Item 3.

CUSIP No.	63245Q105

1	NAMES OF REPORTING PERSONS Robert D. Buckingham Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

	7	SOLE VOTING POWER

NUMBER OF		3,457,864 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,457,864 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,457,864 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 3.

CUSIP No.	63245Q105

1	NAMES OF REPORTING PERSONS H. & E. Buckingham Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

	7	SOLE VOTING POWER

NUMBER OF		10,856,040 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,856,040 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,856,040 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* See Item 3.

CUSIP No.	63245Q105
Introduction.
This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D, filed on December 3, 2009, as amended by Amendment No. 1, dated June 10, 2010, and as further amended by Amendment No. 2, dated March 3, 2011 (the “Amended Schedule 13D”), relating to the shares of Common Stock, par value $0.0001 per share (“Common Stock”), of National American University Holdings, Inc. (the “Issuer”) and is filed with the Securities and Exchange Commission (the “Commission”) on behalf of Robert D. Buckingham, sole Trustee of Robert D. Buckingham Living Trust, a trust formed under the laws of South Dakota (the “Living Trust”), and General Partner of Robert D. Buckingham Limited Partnership, a South Dakota limited partnership (the “Limited Partnership”). Capitalized terms not defined herein shall have the meaning ascribed to them in the Amended Schedule 13D. The Living Trust and the Limited Partnership are collectively referred to in this Amendment No. 3 as the “Investors” and each is an “Investor.” Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Amended Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is amended by adding to the end of Item 3 the following:
As set forth in Item 4 below, the Investors exercised warrants (the “Warrants”) to purchase shares of Common Stock of the Issuer (the “Warrant Shares”), at an exercise price of $5.50 per share. The Investors paid the exercise price on a cashless basis, resulting in the Issuer’s withholding of certain portions of the Warrant Shares to pay the exercise price and issued to the Investors the remaining Warrant Shares. The Issuer also paid cash to the Investors in lieu of fractional shares.
The Investors exercised warrants as follows.

	Number of		Number of
	Warrant		Warrant		Net number of
	Shares		Shares		Warrant
	Acquired		Withheld by		Shares
	Upon Exercise	Price Per	Issuer to Pay	Price Per	Issued to
Exercise Date	of Warrants	Share	Exercise Price	Share	Investors
04/13/2011	100,000	$5.50	75,862	$7.25	24,138
04/20/2011	57,683	$5.50	42,188	$7.52	15,495
05/06/2011	57,683	$5.50	41,854	$7.58	15,829
06/03/2011	100,000	$5.50	68,493	$8.03	31,507
06/06/2011	25,000	$5.50	17,166	$8.01	7,834
06/08/2011	57,683	$5.50	39,756	$7.98	17,927
06/09/2011	179,063	$5.50	122,798	$8.02	56,265
06/10/2011	53,422	$5.50	36,681	$8.01	16,741
06/21/2011	80,261	$5.50	54,499	$8.10	25,762
06/27/2011	66,052	$5.50	42,243	$8.60	23,809
07/20/2011	28,853	$5.50	17,194	$9.23	11,659
07/25/2011	334,979	$5.50	184,979	$9.96	150,000
08/01/2011	28,853	$5.50	15,886	$9.99	12,967
10/06/2011	284,965	$5.50	206,497	$7.59	78,468
Item 4. Purpose of Transaction.
Item 4 is amended by adding to the end of Item 4 the following:
The Investors exercised warrants on April 13, 2011, April 20, 2011, May 6, 2011, June 3, 2011, June 6, 2011, June 8, 2011, June 9, 2011, June 10, 2011, June 21, 2011, June 27, 2011, July 20, 2011, July 25, 2011, August 1, 2011 and October 6, 2011 for investment purposes.

CUSIP No.	63245Q105
Item 5. Interests in Securities of the Issuer.
Item 5 is amended as follows:
(a) The following list sets forth the aggregate number and percentage (based on the number of shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended August 31, 2011 and filed with the Commission on October 7, 2011, plus the number of shares of Common Stock issued in connection with the Warrant exercises) of outstanding shares of Common Stock owned beneficially by each reporting person as of October 6, 2011:

		Percentage of Shares of
		Common Stock
Name	Shares of Common Stock Beneficially Owned	Beneficially Owned
Robert D. Buckingham	14,313,904 Shares (1),(2),(3)	52.5%
Robert D. Buckingham Living Trust	3,457,864 Shares (1)	12.7%
H. & E. Buckingham Limited Partnership	10,856,040 Shares (2)(3)	39.8%

1	Consists of shares of Common Stock held in the Robert D. Buckingham Living Trust, for which Mr. Buckingham serves as sole trustee.

2	Consists of shares of Common Stock held in the H. & E. Buckingham Limited Partnership, of which Mr. Buckingham is the general partner. Includes Warrants to purchase 277,116 shares of Common Stock at an exercise price of $5.50.

3	Mr. Buckingham disclaims beneficial ownership of the securities beneficially owned by H. & E. Buckingham Limited Partnership, except to the extent of his equity interest in the H. & E. Buckingham Limited Partnership.
(b) Robert D. Buckingham, by virtue of being the trustee of the Living Trust and the general partner of the Limited Partnership has the sole power to vote and to dispose of 14,313,904 shares of Common Stock.
Robert D. Buckingham Living Trust has sole power to vote and to dispose of 3,457,864 shares of Common Stock.
H. &. E. Buckingham Limited Partnership has the sole power to vote and to dispose of 10,856,040 shares of Common Stock.
(c) The following purchases have occurred in the last 60 days:

		Number of			Number of		Net Number
		Warrant			Warrant		of Warrant		Where and How
		Shares	Price Per		Shares	Price Per	Shares		Transaction was
Name	Trade Date	Acquired	Share		Disposed	Share	Acquired		Effected

Reporting Person	08/01/2011	28,853	$5.50	*	15,886	$9.99	12,967	*	Warrant Conversion

Reporting Person	10/06/2011	284,965	$5.50	*	206,497	$7.59	78,468	*	Warrant Conversion
Explanation of Responses:
*	The Investors paid the exercise price on a cashless basis, resulting in the Issuer’s withholding of Warrant Shares to pay the exercise price and issued to the Investors the remaining Warrant Shares. See Item 3 above.
(d) Not applicable.
(e) Not applicable.

CUSIP No.	63245Q105
SIGNATURE
After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.
Dated: October 31, 2011

/s/ Robert D. Buckingham
Robert D. Buckingham

ROBERT D. BUCKINGHAM LIVING TRUST
By:	/s/ Robert D. Buckingham, Trustee
Robert D. Buckingham, Trustee

H. & E. BUCKINGHAM LIMITED PARTNERSHIP
By:	Robert D. Buckingham, General Partner
Robert D. Buckingham, General Partner